UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of December, 2012

CANADIAN PACIFIC RAILWAY LIMITED

(Commission File No. 1-01342)

CANADIAN PACIFIC RAILWAY COMPANY

(Commission File No. 1-15272)

(translation of each Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4

(address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐               Form 40-F  ☒

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report furnished on Form 6-K shall be incorporated by reference into the Registration Statements of Canadian Pacific Railway Limited on Form S-8 (File Nos. 333-127943, 333-13962, 333-140955, 333-183891, 333-183892 and 333-183893).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED (Registrant)

Date: December 4, 2012	By:	Signed:	/s/ Paul Bachand
		Name:	Paul Bachand
		Title:	Associate Corporate Secretary

CANADIAN PACIFIC RAILWAY COMPANY (Registrant)

Date: December 4, 2012	By:	Signed:	/s/ Paul Bachand
		Name:	Paul Bachand
		Title:	Associate Corporate Secretary

Release: Immediate December 4, 2012

Canadian Pacific outlines new vision for the future

Railway on track to achieve mid-60s OR for 2016

New York City, NY – Canadian Pacific (TSX:CP)(NYSE:CP) President and CEO E. Hunter Harrison today outlined CP’s go-forward plan for change that will greatly improve service, increase the railway’s efficiency, lower cost and grow the business.

“Momentum is building at Canadian Pacific and the organization is driving to a culture of intense focus on operations. Service will be what drives this organization, by providing a premium, reliable product offering through a lower cost operation,” Harrison said. “We have initiated a rapid change agenda and have made tremendous progress in my first 160 days, and we are only getting started.”

Progress Already Underway

Harrison provided various examples of steps taken over the past five months highlighting CP’s evolution to a more competitive railway, including the following:

✓	New executive leadership team now in place including a new Senior Operations lead team with a mandate for centralized planning and decentralized execution, to eliminate bureaucracy and have service decisions made faster and closer to the customer;
✓	Revamped intermodal and merchandise train service resulting in faster transit times for customers – example of new intermodal services connecting Vancouver to Chicago or Toronto;
✓	Closure of hump-switching yards in Toronto, Winnipeg, Calgary and Chicago – producing significant cost savings and more efficient operating practices;
✓	Closure of intermodal terminals in Milwaukee, Obico (Toronto), and Schiller Park (Chicago)—reducing footprint and operating expenses while also facilitating efficient operating practices and reduced end-to-end transit times;
✓	Improved train service and network velocity resulting in the need for 195 fewer locomotives and 3,200 fewer leased rail cars – current stored, year-to-date lease returned and declared surplus locomotive units total 460.

Harrison continued, “We are hearing feedback from customers that they are seeing and liking the results. The reduced number of assets and the decentralized decision making within the organization will allow us to appropriately size to any changes in market conditions. I have always maintained that by focusing on the best possible service, along with appropriate cost containment, the operating ratio will take care of itself. CP is no different; we already see the service and related bottom line benefits of our early actions. It’s an exciting time to be a part of this great franchise.”

The Plan for Change Going Forward

“We now have a leadership team that understands the urgency of making change and improving the culture of this organization” Harrison said. “CP has many talented railroaders who want to win. Together we are squarely focused on improved service and becoming the low cost carrier. This will allow us to continue to grow with our customers.”

Moving forward, Harrison outlined various plans CP will execute to continue to improve service reliability, increase the railway’s efficiency, and grow the business. Key highlights include:

•

Reduce roughly 4,500 employee and/or contractor positions by 2016 – through job reductions, natural attrition and fewer contractors. We have already made progress on this front and expect 1,700 positions to be eliminated by year end;

•

New longer sidings program will improve asset utilization and increase train length and velocity – The plan will allow CP to move the same or increased volumes with fewer trains, and is expected to save over 14,500, or 4%, crew starts;

•	Explore options to maximize full value of existing and anticipated surplus real estate holdings;
•	Relocate CP’s current corporate headquarters in downtown Calgary to new office space at CP-owned Ogden Yard by 2014;
•	Review options for the Delaware & Hudson (D&H) in the U.S. Northeast, while maintaining options for continued growth in the energy business;
•	Announced earlier, CP is seeking expressions of interest on the 660-mile portion of the former Dakota, Minnesota & Eastern (DM&E), west of Tracy, Minnesota.

“I am excited about what we’ve achieved to date, but we have only just started this journey to being a more competitive railway. We will continue to drive our service offering while focusing on taking unproductive costs out of the business. We see a strong earnings profile and solid free cash flow picture emerging.” Harrison added. “Canadian Pacific is a great franchise with strong growth upside and we are more confident than ever that we will drive shareholder value long into the future.”

Financial expectations on CP’s journey to 2016 include:

•	Compound annual revenue growth of 4% – 7% off the 2012 base
•	A full-year operating ratio in the mid-sixties for 2016
•	Cash flow before dividends (*see Non-GAAP Measures below) of $900 million – $1,400 million in 2016
•	Annual capital spending in the range of $1.0 – $1.1 billion over the period

Key Assumptions

•	Average fuel cost per gallon of $3.45 U.S. per U.S. gallon
•	Defined benefit pension expense of $140 – $150 million through 2016
•	Defined benefit pension contributions between $100 – $125 million through 2015 increasing to $200 – $300 million in 2016
•	A tax rate of 25 – 27%
•	CP becomes fully cash taxable during the four-year period
•	Canadian to U.S. exchange rate at par

Fourth Quarter 2012

As previously noted on December 3, 2012, CP anticipates taking a fourth quarter estimated pre-tax non-cash charge of approximately $180 million ($107 million after tax) on its option to build into the Powder River Basin. CP also anticipates taking a charge related to labour and other restructuring activities, the amount of which is under review.

Editor’s Note: Investor Day full-disclosure PowerPoint presentations by Mr. Harrison and his Executive Team can be viewed at www.cpr.ca after 0830 December 5, 2012.

Note on Forward-Looking Information

This news release contains certain forward-looking information within the meaning of applicable securities laws relating, but not limited, to our operations, priorities and plans, anticipated financial performance, business prospects, planned capital expenditures, programs and strategies. This forward-looking information also includes, but is not limited to, statements concerning expectations, beliefs, plans, goals, objectives, assumptions and statements about possible future events, conditions, and results of operations or performance. Forward-looking information may contain statements with words or headings such as “financial expectations”, “key assumptions”, “anticipate”, “believe”, “expect”, “plan”, “will”, “outlook”, “should” or similar words suggesting future outcomes. To the extent that CP has provided guidance that is a non-GAAP financial measure, the Company may not be able to provide a reconciliation to a GAAP measure, due to unknown variables and uncertainty related to future results.

Undue reliance should not be placed on forward-looking information as actual results may differ materially from the forward-looking information. Forward-looking information is not a guarantee of future performance. By its nature, CP’s forward-looking information involves numerous assumptions, inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking information, including but not limited to the following factors: changes in business strategies; general North American and global economic, credit and business conditions; risks in agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; changes in commodity prices; uncertainty surrounding timing and volumes of commodities being shipped via CP; inflation; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of investigations, proceedings or other types of claims and litigation; labour disputes; risks and liabilities arising from derailments; transportation of dangerous goods; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions and discount rates on the financial position of pension plans and investments; and various events that could disrupt operations, including severe weather, droughts, floods, avalanches and earthquakes as well as security threats and governmental response to them, and technological changes. The foregoing list of factors is not exhaustive.

These and other factors are detailed from time to time in reports filed by CP with securities regulators in Canada and the United States. Reference should be made to “Management’s Discussion and Analysis” in CP’s annual and interim reports, Annual Information Form and Form 40-F. Readers are cautioned not to place undue reliance on forward-looking information. Forward-looking information is based on current expectations, estimates and projections and it is possible that predictions, forecasts, projections, and other forms of forward-looking information will not be achieved by CP. Except as required by law, CP undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

Non-GAAP Measures

We present non-GAAP measures and cash flow information to provide a basis for evaluating underlying earnings and liquidity trends in our business that can be compared with the results of our operations in prior periods. These non-GAAP measures have no standardized meaning and are not defined by GAAP and, therefore, are unlikely to be comparable to similar measures presented by other companies.

Free cash and cash flow before dividends are non-GAAP measures that management considers to be indicators of liquidity. These measures are used by management to provide information with respect to the relationship between cash provided by operating activities and investment decisions and provides a comparable measure for period to period changes. Free cash is calculated as cash provided by operating activities, less cash used in investing activities and dividends paid, adjusted for changes in cash and cash equivalent balances resulting from FX fluctuations. For the purposes of this press release cash flow before dividends has been calculated as cash provided by operating activities less cash used in investing activities. Dividends have been excluded as, at this time, the board of directors of the Company has not approved dividends for 2016 and therefore it is not appropriate to provide forward looking estimates of what amount such dividends could be. In addition, it is assumed that the Canadian dollar will be at parity with the US dollar, thereby eliminating any foreign exchange FX fluctuations on cash balances. For further information regarding non-GAAP measures see our Management’s Discussion and Analysis for the third quarter of 2012 or the document Non-GAAP Measures on our web site at www.cpr.ca.

About Canadian Pacific

Canadian Pacific (TSX:CP)(NYSE:CP) is a transcontinental railway in Canada and the United States with direct links to eight major ports, including Vancouver and Montreal, providing North American customers a competitive rail service with access to key markets in every corner of the globe. CP is a low-cost provider that is growing with its customers, offering a suite of freight transportation services, logistics solutions and supply chain expertise. Visit cpr.ca to see the rail advantages of Canadian Pacific.

Contacts:

Media

Ed Greenberg

Tel: 612-849-4717

24/7 Media Pager: 855-242-3674

Ed_greenberg@cpr.ca

Investment Community

Janet Weiss

Tel: 403-319-3591

investor@cpr.ca